[Company Letterhead]

January 8, 2007

VIA FACSIMILE TO (202) 772-9210 AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman

Re:

Tootie Pie, Inc.

File No. 333-135702

Dear Mr. Shuman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Tootie Pie Company, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to Monday, January 8, 2007 at 4:00 pm EST or as soon as practicable thereafter.  We acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Don L. Merrill, Jr.

Don L. Merrill, Jr.

Chief Executive Officer

cc:  Amy Trombly, Esq.